Table of Contents

Message to Shareholders .......................................................1
Selected Consolidated Financial Data...........................................2
Management's Discussion and Analysis...........................................3
Report of Independent Registered Public Accounting Firm.......................21
Consolidated Balance Sheets...................................................22
Consolidated Statements of Income.............................................23
Consolidated Statements of Shareholders' Equity...............................24
Consolidated Statements of Cash Flows.........................................25
Notes to Consolidated Financial Statements....................................26
Directors and Officers........................................................45
Shareholder Information.......................................................47

Description of Business


     Union Community Bancorp (the "Holding Company") is an Indiana corporation organized in September 1997 to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Union Federal Savings and Loan Association ("Union Federal," and together with the Holding Company, the "Company") in connection with Union Federal's conversion from mutual to stock form. The Holding Company became Union Federal's holding company on December 29, 1997. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of Union Federal.

     On January 2, 2002, the Company acquired Montgomery Financial Corporation ("Montgomery"), the holding company of Montgomery Savings, a Federal Association ("Montgomery Savings"), a federally chartered thrift. Montgomery was merged with and into the Company and Montgomery Savings was merged with and into Union Federal. MSA Service Corp. ("MSA"), an Indiana corporation and wholly-owned subsidiary of Montgomery Savings, then became a subsidiary of Union Federal until it was dissolved in 2004.

     Union Federal conducts its business from its main office located in Crawfordsville, Indiana. In addition, Union Federal has two additional branch offices in Crawfordsville and branch offices in Covington, Williamsport and Lafayette, Indiana. Four of the above mentioned branch offices were added in connection with the acquisition of Montgomery.

     Union Federal offers a variety of lending, deposit and other financial services to its retail and commercial customers. Union Federal's principal business consists of attracting deposits from the general public and originating fixed-rate and adjustable-rate loans secured primarily by first mortgages on one- to four-family residential real estate. Union Federal's deposits accounts are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. Union Federal offers a number of other financial services, which include: (i) residential real estate loans; (ii) multi-family loans, (iii) commercial real estate loans; (iv) construction loans;
(v) home improvement loans and consumer loans, including single-pay loans, loans secured by deposits, installment loans and commercial loans; (vi) money market demand accounts; (vii) passbook savings accounts; and (viii) certificates of deposit.

To Our Shareholders:


     On behalf of the Board of Directors, our management team and all the employees of Union Community Bancorp and its subsidiary, Union Federal Savings and Loan Association, it is our pleasure to provide you with our 2004 Annual Report.

     Throughout the year, we repurchased 172,000 shares of our common stock at a cost of $3.1 million, or an average of $17.95 per share, reducing outstanding shares to 1,928,000. Repurchase of outstanding shares is a strategy used from time to time to enhance shareholder value and will continue to be considered in the future. Book value per share increased from $16.92 per share at December 31, 2003 to $17.35 per share at December 31, 2004, an increase of $0.42 per share. Also during 2004 dividends of $0.60 per share were paid.

     For the year ended December 31, 2004 total assets decreased $4.7 million to $256.9 while net loans decreased $4.2 million to $217.1 million. During the same time frame, deposits decreased $1.7 million to $188.5 million. Shareholders equity decreased $2.1 million to $33.4 million due to reductions for the repurchase of common stock and the payment of dividends and an increase for the net income.

     Net income was $1,797,143 for 2004, or $0.97 basic earnings per share and $0.95 diluted earning per share. Return on average assets was 0.69% and return on average equity was 5.19%. The acquisition of Montgomery Financial still has an effect on net interest income. During the year ended December 31, 2003 the amortization of purchase accounting adjustments increased net interest income $503,000 while the increase in net interest income due to the adjustments was $42,315 for 2004. The effects of these adjustments on net interest income will be minimal for future years.

     The Management and the Board of Directors want to thank you for your business, your support and your confidence in Union Community Bancorp and Union Federal Savings and Loan Association. We encourage you to recommend Union
Federal to your friends, neighbors and associates, and we are dedicated to providing innovative products delivered with quality service to you, our customers and shareholders, while continuing our commitment to community banking that has marked our performance for the past 92 years. Please review the Annual Report and join us at the meeting on April 20, 2005.

                                        Sincerely,


                                        /s/ Joseph E. Timmons
                                        ----------------------------------------
                                        Joseph E. Timmons,
                                        Chairman of the Board and President


                                        /s/ Alan L. Grimble
                                        ----------------------------------------
                                        Alan L. Grimble,
                                        Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA OF
                     UNION COMMUNITY BANCORP AND SUBSIDIARY

     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Shareholder Annual Report.

                                                                                At  December 31,
------------------------------------------------------------------------------------------------------------------------
                                                  2004            2003            2002            2001            2000
------------------------------------------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets                                    $256,899        $261,577        $269,316        $142,391        $125,383
Loans, net                                       217,056         221,230         216,703         121,749         109,505
Cash and interest bearing deposits in
        other banks (1)                           13,604          12,039          36,731          13,565           4,755
Investment securities available for sale           3,037           5,908              --              --              --
Investment securities held to maturity               152             494           1,637           2,848           7,597
Deposits                                         188,461         190,192         190,191          81,702          72,816
Borrowings                                        32,908          33,946          40,055          25,883          15,189
Shareholders' equity                              33,437          35,530          37,189          33,740          36,188

                                                                          Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                  2004            2003            2002            2001            2000
------------------------------------------------------------------------------------------------------------------------
Summary of Operating Data:
Total interest and dividend income              $ 13,977        $ 15,481         $17,986        $  9,546        $  9,222
Total interest expense                             6,320           6,927           8,162           4,760           4,601
                                                --------      -----------       ---------       --------        --------
   Net interest income                             7,657           8,554           9,824           4,786           4,621
Provision for loan losses                            103             238             372              40              60
                                                --------        --------        ----------      --------        --------
   Net interest income after provision for loan
      losses                                       7,554           8,316           9,452           4,746           4,561
                                                --------        --------        ---------       --------        --------
Other income:
   Service charges on deposit accounts               249             143             155              23              20
   Equity in losses of limited partnership           (31)            (21)            (20)            (55)           (100)
   Gain on sales of available for sale securities     --              --               9              --              46
   Other                                             515             358             205             145             104
                                                --------        --------        ----------      --------        --------
      Total other income                             733             480             349             113              70
                                                --------        --------        ----------      --------        --------
Other expenses:
   Salaries and employee benefits                  3,121           2,859           2,809           1,335           1,102
   Net occupancy expenses                            322             292             311              85              45
   Equipment expenses                                333             320             312              36              23
   Legal and professional fees                       306             270             233             124             109
   Data processing                                   410             393             812              95              77
   Other                                           1,242           1,158           1,043             406             329
                                                --------        ---------       ---------       --------        --------
      Total other expenses                         5,734           5,292           5,520           2,081           1,685
                                                --------        --------        ---------       --------        --------
Income before income taxes                         2,553           3,504           4,281           2,778           2,946
Income taxes                                         756           1,172           1,479             927           1,011
                                                --------        --------        ---------       --------        --------
      Net income                                $  1,797        $  2,332        $  2,802        $  1,851        $  1,935
                                                ========        ========        ========        ========        ========
------------------------------------------------------------------------------------------------------------------------
Table continued on following page


                                                  SELECTED CONSOLIDATED FINANCIAL DATA OF
                                             UNION COMMUNITY BANCORP AND SUBSIDIARY (continued)

                                                        Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                  2004            2003            2002            2001           2000
------------------------------------------------------------------------------------------------------------------------
Supplemental Data:
Basic earnings per share                         $0.97           $1.18           $1.25           $.93            $.87
Diluted earnings per share                        0.95            1.16            1.24            .93             .87
Dividends per share                               0.600            .600            .520           .600            .585
Dividend payout ratio                            62.30%          51.78%          41.94%         64.52%          67.24%
Interest rate spread during period                2.88            2.99            3.29           2.33            2.12
Net yield on interest earning assets (2)          3.15            3.32            3.76           3.80            3.87
Return on assets (3)                              0.69            0.85            1.03           1.44            1.59
Return on equity (4)                              5.19            6.45            7.19           5.38            5.17
Other expenses to average assets (5)              2.20            1.94            2.02           1.62            1.39
Equity to assets (6)                             13.02           13.58           13.81          23.70           28.86
Average equity to average assets                 13.26           13.26           14.29          26.80           30.77
Average interest earning assets to average
         interest bearing liabilities           110.17          111.99          115.09         138.78          145.47
Nonperforming assets to total assets (6)          0.90            1.53            1.30            .49             .33
Allowance for loan losses to total loans
         outstanding (6)                          0.42            0.55            0.47            .43             .44
Allowance for loan losses to
         nonperforming loans (6)                 44.39           33.56           33.56          76.25          118.23
Net charge offs to average total
        loans outstanding                         0.19             .02             .11             --              --
Number of full service offices (6)                   6               6               6              2               1

--------------------------------------------------------

(1) Includes certificates of deposit in other financial institutions.

(2) Net interest income divided by average interest earning assets.

(3) Net income divided by average total assets.

(4) Net income divided by average total equity.

(5) Other expenses divided by average total assets.

(6) At end of period.

================================================================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


General


     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto presented on pages 22 through 44.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1. Management's determination of the amount of loan loss allowance;

     2. The effect of changes in interest rates; and

     3. Changes in deposit insurance premiums.

Executive Summary


     The implementation of several changes and upgrades has enhanced our operational efficiencies. The introduction of new products has expanded our client relationship capabilities and in turn has diversified our revenue streams. The introduction of new deposit products being grouped together has afforded us the opportunity to provide more products that complement our deposit offerings.

     We continued our strong level of dividend payout percentage and are maintaining the buying back of our stock when available. We have realized some turnover in management this year, which in turn has afforded us the opportunity to review our operations for efficiency.

     The aggressive elimination of problem credits and real estate holdings has had a negative effect on our income position. This is a non-recurring situation and we felt it necessary to aggressively attack the problem and not delay the inevitable. The elimination of these holdings and problem credits will afford us the opportunity to focus on growth and our strategic plan.

     The necessity to diversify our loan portfolio mix and to improve our interest rate risk position has provided for the increase in loans categorized for small business and commercial purposes. The expansion of our business development in our Lafayette market has increased our market share and has opened up additional avenues for growth in Tippecanoe County. We are aggressively increasing our presence in that untapped market to continue this growth pattern. The implementation plans for bill pay and business deposit functions available on-line are a part of our short term strategic plans for 2005.


     Selling more services and products to existing customers, leveraging our employee knowledge and improving internal efficiencies will play a vital part to our continued success. Over the next few years management focus will continue to target improvements, high quality customer service, development of new products and a strong diversified strategic plan will be focused on growth of the institution.

Critical Accounting Policies


     Note 1 to the consolidated financial statements presented on pages 26 through 29 contains a summary of the Company's significant accounting policies for the year ended December 31, 2004. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of the foreclosed assets and real estate held for development, and the valuation of intangible assets.

Allowance for loan losses


     The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current general economic and business conditions, among other factors. Union Federal's management reviews the adequacy of the allowance for loan losses at least on a quarterly basis. The evaluation includes a review of payment performance, adequacy of collateral and financial condition of all major borrowers. A review of all nonperforming loans and other identified problem loans is performed and the probability of collecting all amounts due is determined. In addition, changes in the composition of the loan portfolio, the total outstanding loans and past loss experience are reviewed to determine the adequacy of the allowance for loan losses. Current economic and market conditions and potential negative changes to economic conditions are also reviewed in determining possible loan losses. Although it is the intent of management to fully evaluate and estimate the potential effects of economic and market conditions, changes in these conditions are susceptible to significant changes beyond those projected. A worsening or protracted economic decline beyond management's projections would increase the likelihood of additional losses due to the additional credit and market risk and could create the need for additional loss reserves.

Foreclosed assets and real estate held for development


     Foreclosed assets and real estate held for development are carried at the lower of cost or fair value less estimated selling costs. Union Federal's management estimates the fair value of the properties based on current appraisal information. Reviews of estimated fair value are performed on at least an annual basis. Economic environment, market conditions and the real estate market are continually monitored and decreases in the carried value are written down through current operations when any of these factors indicate a decrease to the market value of the assets. Future worsening or protracted economic conditions and a decline in the real estate market would increase the likelihood of a decline in property values and could create the need for future write downs of the properties held.

Intangible assets


     Management annually assesses the impairment of its goodwill and the recoverability of its core deposit intangible. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If actual external conditions and future operating results differ from management's judgments, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value. A review of the fair value of the Company's goodwill was performed in the fourth quarter of 2004 and it was management's opinion that there was no impairment to these intangible assets as of the date of the review.

Average Balances and Interest Rates and Yields


     The following tables present for the years ended December 31, 2004, 2003 and 2002, the balances, interest rates and average daily balances of each category of the Company's interest earning assets and interest bearing liabilities, and the interest earned or paid on such amounts.

                                                    AVERAGE BALANCE SHEET/YIELD ANALYSIS

                                                                 Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                            2004                              2003                              2002
------------------------------------------------------------------------------------------------------------------------------------
                              Average                  Average    Average                 Average    Average                Average
                              Balance    Interest(1)  Yield/Cost  Balance   Interest(1)  Yield/Cost  Balance  Interest(1) Yield/Cost
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (Dollars in thousands)
Assets:
Interest earning assets:
  Interest earning deposits   $ 12,888   $    157       1.22%     $ 32,877   $    364       1.11%    $ 22,604  $   340       1.50%
  Mortgage-backed securities       283         21       7.24           776         56       7.22        1,787      150       8.39
  Other investment securities    4,893        104       2.13         4,399        142       3.23          644       48       7.45
  Loans receivable (2)(5)      221,600     13,533       6.11       216,399     14,743       6.81      232,965   17,240       7.40
  FHLB stock                     3,648        162       4.43         3,481        176       5.06        3,424      208       6.07
                              --------   --------                 --------   --------                --------  -------
    Total interest earning
        assets                 243,312     13,977       5.74       257,932     15,481       6.00      261,424   17,986       6.88
                                         --------                            --------                          -------

Noninterest earning assets,
  net of allowance for loan
  losses                        17,886                              14,805                             11,286
                              --------                            --------                           --------
    Total assets              $261,198                            $272,737                           $272,710
                              ========                            ========                           ========
Liabilities and shareholders'
  equity:
Interest bearing liabilities:
  Savings deposits            $ 27,679   $    393       1.42%     $ 33,474   $    610       1.82     $ 38,326  $ 1,094       2.85
  Interest bearing demand       59,999        886       1.48        60,521      1,112       1.84       42,066    1,118       2.66
  Certificates of deposit       99,594      3,355       3.37        97,923      3,406       3.48      106,177    4,092       3.85
  FHLB advances                 33,586      1,686       5.02        38,399      1,799       4.69       40,579    1,858       4.58
                              --------   --------                 --------   --------                --------  -------
    Total interest bearing
      liabilities              220,858      6,320       2.86       230,317      6,927       3.01      227,148    8,162       3.59
                                         --------                            --------                          -------
Other liabilities                5,713                               6,255                              6,590
                              --------                            --------                           --------
    Total liabilities          226,571                             236,572                            233,738
Shareholders' equity            34,627                              36,165                             38,972
                              --------                            --------                           --------
    Total liabilities and
      shareholders' equity    $261,198                            $272,737                           $272,710
                              ========                            ========                           ========
Net interest earning assets   $ 22,454                            $ 27,615                           $ 34,276
Net interest income                      $  7,657                            $  8,554                          $ 9,824
                                         ========                            ========                          =======
Interest rate spread (3)                                2.88%                               2.99%                            3.29%
Net yield on weighted
  average interest earning
  assets (4)                                            3.15%                               3.32%                            3.76%
Average interest earning
  assets to average interest-
  bearing liabilities           110.17%                            111.99%                             115.09%
--------------------------------------------------------------------------------

(1) Interest income on loans receivable includes loan fee income of $109,000, $532,000 and $309,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(2)  Total loans less loans in process.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.

(5)  The balances include nonaccrual loans.

Interest Rate Spread

     The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. The Company's net interest income is determined by the interest rate spread between the yields the Company earns on interest earning assets and the rates it pays on interest bearing liabilities, and by the relative amounts of interest earning assets and interest bearing liabilities.

     The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest earning assets for the periods. Average balances are based on average daily balances.

                                                                        Year Ended December 31,
                                                              ----------------------------------------
                                                                2004            2003            2002
                                                              ----------------------------------------
Weighted average interest rate earned on:
  Interest earning deposits                                     1.22%           1.11%           1.50%
  Mortgage-backed securities                                    7.24            7.22            8.39
  Other investment securities                                   2.13            3.23            7.45
  Loans receivable                                              6.11            6.81            7.40
  FHLB stock                                                    4.43            5.06            6.07
    Total interest earning assets                               5.74            6.00            6.88
Weighted average interest rate cost of:
  Savings deposits                                              1.42            1.82            2.85
  Interest bearing demand                                       1.48            1.84            2.66
  Certificates of deposit                                       3.37            3.48            3.85
  FHLB advances                                                 5.02            4.69            4.58
    Total interest bearing liabilities                          2.86            3.01            3.59
Interest rate spread (1)                                        2.88            2.99            3.29
Net yield on weighted average interest earning assets (2)       3.15            3.32            3.76
---------------------------------------------------------

(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest earning assets and interest bearing liabilities.

(2) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest earning asset and interest bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                              Increase (Decrease) in Net Interest Income
                                              ------------------------------------------
                                                                  Total
                                                  Due to         Due to          Net
                                                   Rate          Volume        Change
                                                ---------------------------------------
                                                             (In thousands)
Year ended December 31, 2004 compared
to year ended December 31, 2003
  Interest earning assets:
    Interest earning deposits                   $        40      $ (247)       $  (207)
    Mortgage-backed securities                           (1)        (34)           (35)
    Other investment securities                         (57)         19            (38)
    Loans receivable                                 (1,579)        369         (1,210)
    FHLB stock                                          (23)          9            (14)
                                                -----------      ------        --------
             Total                                   (1,620)        116         (1,504)
  Interest bearing liabilities:
    Savings deposits                                   (121)        (96)          (217)
    Interest bearing demand                            (216)        (10)          (226)
    Certificates of deposit                            (111)         60            (51)
    FHLB advances                                       145        (258)          (113)
                                                -----------      ------        -------
             Total                                     (303)       (304)          (607)
                                                -----------      ------        -------
  Net change in net interest income             $    (1,317)     $  420        $  (897)
                                                ===========      ======        =======

Year ended December 31, 2003 compared
to year ended December 31, 2002
  Interest earning assets:
    Interest earning deposits                   $      (105)     $  129        $    24
    Mortgage-backed securities                          (19)        (75)           (94)
    Other investment securities                         (41)        135             94
    Loans receivable                                 (1,317)     (1,180)        (2,497)
    FHLB stock                                          (35)          3            (32)
                                                -----------      ------        -------
             Total                                   (1,517)       (988)        (2,505)
  Interest bearing liabilities:
    Savings deposits                                   (358)       (126)          (484)
    Interest bearing demand                            (408)       (402)            (6)
    Certificates of deposit                            (382)       (304)          (686)
    FHLB advances                                        42        (101)           (59)
                                                -----------      ------         ------
             Total                                   (1,106)       (129)        (1,235)
                                                -----------      ------         ------
  Net change in net interest income             $      (411)     $ (859)       $(1,270)
                                                ===========      ======        =======

Financial Condition at December 31, 2004 Compared to Financial Condition at December 31, 2003


     Total assets decreased approximately $4.7 million, or 1.8%, to $256.9 million at December 31, 2004, from $261.6 million at December 31, 2003. Asset growth is a goal of the Company, but since Union Federal is a portfolio lender single family mortgage loans decreased due to the competitive rates being offered by brokers selling single family mortgage loans on the secondary market. Management was of the opinion to not originate fixed rate single family mortgage loans based on secondary mortgage market terms and rates due to potential future negative effects on interest rate risk in a rising rate environment. The decrease in total assets was primarily due to the decrease in loans by $4.5 million, or 2.0%, to $218.0 million at December 31, 2004 from $222.5 million on December 31, 2003. This decrease in loans was due to a decrease in real estate mortgage loans secured by one-to-four family dwelling units in the amount of $5.7 million while all other loan types had a net loan increase of $1.2 million. Short-term interest-bearing deposits increased $1.7 million, or 15.1% from $11.1 million at December 31, 2003 to $12.8 million at December 31, 2004. These deposits were primarily generated from the decrease in loan volume. Total investment securities decreased $3.2 million during the year ended December 31, 2004 due to maturities and principal payment reductions. Investment securities available for sale decreased approximately $2.9 million due to the maturity of investments and investment securities held to maturity decreased $342,000 due to principal repayments on mortgage-backed securities. Premises and equipment decreased $447,000 from $4.6 million at December 31, 2003 to $4.2 million at December 31, 2004. The investment in limited partnerships decreased $31,000 due to loss booked in the operation of the partnership. Real estate owned and held for investment increased $275,000, or 20.4%, from $1.3 million at December 31, 2003 to $1.6 million at December 31, 2004. In connection with the Montgomery acquisition, the balances of goodwill and core deposit intangibles are $2.4 million and $319,000 respectively. Goodwill will be reviewed annually for impairment and core deposit intangibles are currently being amortized at a rate of approximately $80,000 per year. An additional purchase of bank owned life insurance at a cost of $1.5 million was made during 2004. At December 31, 2004 the cash surrender value of life insurance was $6.9 million.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2004 were $221.6 million compared to average loans for the 2003 period of $216.4 million, an increase of $5.2 million. The average rates on loans were 6.8% for 2003 and 6.1% for 2004, a decrease of 70 basis points. The allowance for losses decreased from $1.2 million at December 31, 2003 to $910,000 at December 31, 2004, a decrease of $311,000. The allowance for loan losses as a percentage of total loans decreased from .55% at December 31, 2003 to .42% at December 31, 2004. The decrease in allowance for loan losses was a result of charge offs totaling $418,000 partially offset by a $103,000 provision for loan losses during the year ended December 31, 2004 and a loan loss recovery of $4,000. The ratio of the allowance for loan losses to nonperforming loans was 44.4% at December 31, 2003 compared to 33.6% at December 31, 2003. Nonperforming loans decreased from $3.6 million at December 31, 2003 to $2.1 million at December 31, 2004.

     Deposits. Deposits decreased $1.7 million, or 0.9% from $190.2 million at December 31, 2003 compared to $188.5 million at December 31, 2004. Certificates of deposit increased $9.7 million, or 10.3%, while all other deposits decreased $11.4 million.

     Borrowed Funds. Borrowed funds decreased $1.0 million from $33.9 million at December 31, 2003 to $32.9 million at December 31, 2004. Borrowings decreased $906,000 due to the scheduled repayment of Federal Home Loan Bank advances and a decrease of $132,000 as the final payment of the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex. The note to Pedcor was used to fund an invest ment in the Pedcor low income housing income tax credit limited partnership and bore no interest.

     Shareholders' Equity. Shareholders' equity decreased $2.1 million to $33.4 million at

December 31, 2004. The decrease was primarily due to stock repurchases of $3.1 million and the payment of cash dividends of $1.1 million. These decreases were partially offset by net income for the year ended December 31, 2004 of $1.8 million; Employee Stock Ownership Plan shares earned of $165,000; and unearned compensation amortization of $105,000 and an increase in accumulated other comprehensive income of $48,000.

Financial Condition at December 31, 2003 Compared to Financial Condition at December 31, 2002

     Total assets decreased approximately $7.7 million, or 2.9%, to $261.6 million at December 31, 2003, from $269.3 million at December 31, 2002. Although asset growth is a primary goal of the Company, minimal growth was projected for the years 2002 and 2003 due to the acquisition of Montgomery. This projection was made based on both Union Federal and Montgomery being located in the same market area with a duplication of customer base. During 2003 a commercial loan officer was added at our Lafayette, Indiana location to increase Union Federal's presence in the Tippecanoe County market and to generate both loan and deposit growth. The decrease was primarily due to the use of short-term interest-earning deposits to repay borrowings. Net loans increased by $4.5 million, or 2.1%, to $221.2 million at December 31, 2003. Short-term interest-earning deposits decreased $24.5 million, or 68.8% from $35.6 million at December 31, 2002 to $11.1 million at December 31, 2003. These deposits were primarily used to fund loan growth, for investment purposes and the repayment of Federal Home Loan Bank advances. Total investment securities increased $4.8 million during the year ended December 31, 2003. Investment securities available for sale increased approximately $5.9 million and investment securities held to maturity decreased $1.1 million due to maturities and principal repayment on mortgage-backed securities. Premises and equipment increased $1.4 million from $3.2 million at December 31, 2002 to $4.6 million at December 31, 2003 primarily due to the remodeling of Union Federal's home office. The investment in limited partnerships increased $1.4 million primarily due to an investment by Union Federal with Pedcor Investments-2003-LIX, L.P., an Indiana limited partnership that was established to organize, build, own, operate and lease a 128-unit residential rental community in Hamilton, Butler County, Ohio, known as Knollwood Crossing, II. Knollwood Crossing II will be operated as a multi-family, low- and moderate-income housing project. Real estate owned and held for investment decreased $259,000, or 16.1%, from $1.6 million at December 31, 2002 to $1.3 million at December 31, 2003. In connection with the Montgomery acquisition, the balances of goodwill and core deposit intangibles are $2.4 million and $398,000 respectively. Goodwill is reviewed annually for impairment and core deposit intangibles are currently being amortized. A purchase of bank owned life insurance at a cost of $5.0 million was made during the second quarter of 2003. At December 31, 2003 the cash surrender value of life insurance was $5.1 million.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2003 were $216.4 million compared to average loans for the 2002 period of $233.0 million, a decrease of $16.6 million. The average rates on loans were 7.4% for 2002 and 6.8% for 2003, a decrease of 59 basis points. The allowance for loan losses increased from $1.0 million at December 31, 2002 to $1.2 million at December 31, 2003, an increase of $191,000. The allowance for loan losses as a percentage of total loans increased from .47% at December 31, 2002 to .55% at December 31, 2003. The increase in allowance for loan losses was a result of a $238,000 provision for loan losses during the year ended December 31, 2003 and a loan loss recovery of $8,000 partially offset by a charge off of $55,000. The ratio of the allowance for loan losses to nonperforming loans was 33.6% at December 31, 2002 and at December 31, 2003. Nonperforming loans increased from $3.1 million at December 31, 2002 to $3.6 million at December 31, 2003.

     Deposits. Deposits remained virtually the same at December 31, 2003 as compared to December 31, 2002, increasing $724 to $190.2 million. Union Federal's deposit growth has been limited due to the duplication of the customer base of Union Federal and Montgomery. The limit on deposit insurance still effects the movement of deposits as prior Montgomery certificates of deposit mature. Union Federal is currently in the process of and will continue developing new deposit products to attract new depositors.

     Borrowed Funds. Borrowed funds decreased $6.1 million from $40.0 million at December 31, 2002 to $33.9 million at December 31, 2003. Borrowings decreased $5.9 million due to the scheduled repayment of Federal Home Loan Bank advances and a decrease of $171,000 in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex. The note to Pedcor was used to fund an investment in the Pedcor low income housing income tax credit limited partnership and bears no interest so long as there exists no event of default.

     Shareholders' Equity. Shareholders' equity decreased $1.7 million to $35.5 million at December 31, 2003. The decrease was primarily due to stock repurchase of $3.0 million, the payment of cash dividends of $1.2 million and unrealized losses on securities of $55,000. These decreases were partially offset by net income for the year ended December 31, 2003 of $2.3 million; Employee Stock Ownership Plan shares earned of $159,000; and unearned compensation amortization of $113,000.


Comparison of Operating Results For Years Ended December 31, 2004 and 2003


     General. Net income decreased $535,000, or 22.9%, from $2.3 million for the year ended December 31, 2003 to $1.8 million for the year ended December 31, 2004. The decrease was primarily due to a decrease in net interest income of $897,000, or 10.5%, to $7.7 million for the year ended December 31, 2004 from $8.6 million for the year ended December 31, 2003. The return on average assets was 0.69% and 0.85% and the return on average equity was 5.19% and 6.45% for the years ended December 31, 2004 and 2003 respectively.

     Interest Income. Total interest income was $14.0 million for 2004 compared to $15.5 million for 2003. Interest income decreased primarily due to a decrease in the yield on interest earning assets from 6.00% for the year ended December 31, 2003 to 5.74% for the year ended December 31, 2004. Average interest earning assets also decreased from $257.9 million for the 2003 comparable period to $243.3 million for the 2004 period.

     Interest Expense. Interest expense decreased $607,000 to $6.3 million for the year ended December 31, 2004 from $6.9 million for the year ended December 31, 2003. The decrease was primarily due to a decrease in the cost of interest bearing liabilities from 3.01% for the year ended December 31, 2003 to 2.86% for the year ended December 31, 2004 and a decrease in average interest bearing liabilities from $230.3 million to $220.9 million for the years ended December 31, 2003 and 2004 respectively. Also offsetting the decrease in the cost of interest bearing liabilities was amortization of purchase accounting adjustments which reduced interest expense by $107,000 for the 2004 twelve-month period compared to $503,000 for the 2003 twelve-month period.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2004 was $103,000 as compared to $238,000 for the year ended December 31, 2003. The loan charge offs during the 2004 twelve-month period were $418,000 compared to a $55,000 charge off taken during the 2003 comparable period. The balance of the provision for loan losses was considered adequate, based on delinquency, size, condition and components of the loan portfolio.

     Other Income (Losses). Other income (losses) increased from income of $479,000 for the year ended December 31, 2003 to income of $733,000 for the comparable period in 2004. Service charges on deposit accounts increased $106,000 from $143,000 for the 2003 period to $249,000 for the comparable 2004 period primarily due to the introduction of an overdraft protection product. Due to the operating results of the limited partnership, equity in losses of the limited partnership increased from losses of $21,500 recorded in 2003 to losses of $31,000 in 2004. The investment in the limited partnership represents a 99% equity investment in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 2004 and 2003 was recorded. Cash value of bank owned life insurance increased from $138,000 for the year ended December 31, 2003 to $251,000 for the 2004 twelve-month period. Miscellaneous other income increased from $220,000 to $264,000 for the year ended 2004.

     Salaries and Employee Benefits. Salaries and employee benefits were $3.1 million for the year ended December 31, 2004, an increase of $262,000, or 9.2%, from the 2003 comparable period. The increase in salaries and employee benefits was primarily a result of a $63,000 increase in employee insurance expense and a $100,000 decrease in deferred loan compensation cost. Deferred loan compensation cost is a reduction to salary expense and declined in 2004 as compared to 2003 due to loan volume. Normal increases in employee compensation and the cost of other employee related benefits were the additional causes for the increase.

     Net Occupancy and Equipment Expense. Occupancy and equipment expenses increased $43,000 to $655,000 for the year ended December 31, 2004 compared to the 2003 period. This increase was primarily due to the increase in depreciation expense due to the remodeling of the main office completed in late 2003.

     Legal and Professional Fees. Legal and professional fees were $306,000 for the year ended December 31, 2004 compared to $270,000 for the 2003 period, an increase of $36,000. This increase was primarily due to an expense of $29,000 related to the establishment of an overdraft privilege. Also, legal services increased $7,000 and audit and accounting services increased $18,000 while consulting and advisory expense decreased $11,000 for the 2004 twelve-month period compared to the 2003 period.

     Data Processing. Data processing expense increased $16,000 for the year ended December 31, 2004 compared to the same period in 2003. This increase was primarily due to an increase in services provided by the service bureau.

     Advertising Expense. Advertising expense increased $23,000 for the year ended December 31, 2004 compared to the same period in 2003. This increase was primarily due to campaigns targeted at deposit growth.

     Other Expenses. Other expenses, consisting primarily of expenses related to directors' fees, supervisory examination fee, supplies and postage increased $62,000 to $1.1 million for 2004 compared to 2003. The increase was primarily due to an increase in expense related to the operation and loss on sale of real estate owned. The amount of expense related to real estate owned was an increase of $50,000 to a $95,000 expense for the twelve months ended 2004.

     Income Tax Expense. Income tax decreased $416,000 during 2004 compared to 2003. The effective tax rate was 29.6% and 33.5% for the respective 2004 and 2003 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low income housing tax credits and the tax free income on bank owned life insurance.

Comparison of Operating Results For Years Ended December 31, 2003 and 2002

     General. Net income decreased $471,000, or 16.8%, from $2.8 million for the year ended December 31, 2002 to $2.3 million for the year ended December 31, 2003. The decrease was primarily due to a decrease in net interest income of $1.1 million, or 12.0%, to $8.3 million for the year ended December 31, 2003 from $9.4 million for the year ended December 31, 2002. The return on average assets was 0.85% and 1.03% and the return on average equity was 6.45% and 7.19% for the years ended December 31, 2003 and 2002, respectively.

     Interest Income. Total interest income was $15.5 million for 2003 compared to $18.0 million for 2002. Interest income decreased primarily due to a decrease in the yield on interest earning assets from 6.88% for the year ended December 31, 2002 to 6.00% for the year ended December 31, 2003. Average interest earning assets also decreased from $261.4 million for the 2002 comparable period to $257.9 million for the 2003 period.

     Interest Expense. Interest expense decreased $1.2 million to $6.9 million for the year ended December 31, 2003 from $8.2 million for the year ended December 31, 2002. The decrease was primarily due to a decrease in the cost of interest-bearing liabilities from 3.59% for the year ended December 31, 2002 to 3.01% for the year ended December 31, 2003. This decrease was partially offset by an increase in average interest-bearing liabilities from $227.1 million to $230.3 million for the years ended December 31, 2002 and 2003, respectively. Also offsetting the decrease in the cost of interest-bearing liabilities was amortization of purchase accounting adjustments which reduced interest expense by $503,000 for the 2003 twelve-month period compared to $1.1 million for the 2002 twelve-month period.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2003 was $238,000 as compared to $372,000 for the year ended December 31, 2002. The loan charge off during 2003 was $55,000 compared to a $240,000 charge off taken during the 2002 comparable period. The balance of the allowance for loan losses was considered adequate, based on size, condition and components of the loan portfolio.

     Other Income. Other income increased from $349,000 for 2002 to $479,000 in 2003. Service charges on deposit accounts decreased $12,000 from $155,000 for the 2002 period to $143,000 for the comparable 2003 period. Union Federal is currently analyzing the fees charged as service charges on deposit accounts to determine the fee structure as compared to local competitors. Management is of the opinion fees can be increased and still remain competitive in the market area. Due to the operating results of the limited partnership, equity in losses of the limited partnership increased from losses of $20,000 recorded in 2002 to losses of $21,500 in 2003. The investment in the limited partnership represents a 99% equity investment in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 2003 and 2002 was recorded. There were no gains on securities recorded during 2003 compared to $9,000 in 2002. Miscellaneous other income increased $153,000 to $358,000 for the year ended 2003. This increase was primarily due to the increase in cash value of bank owned life insurance in the amount of $149,000.

     Salaries and Employee Benefits. Salaries and employee benefits were $2.9 million for the year ended December 31, 2003, an increase of $50,000, or 1.8%, from the 2002 comparable period. Normal increases in employee compensation and the cost of employee related benefits were the primary causes for the increase. While the workforce at Union Federal's main office should remain somewhat constant, growth of the customer base in other branch offices may require the addition of staff to provide quality service.

     Net Occupancy and Equipment Expense. Occupancy and equipment expenses decreased $11,000 to $612,000 for the year ended December 31, 2003 compared to the 2002 period. This decrease was primarily due to the consolidation of the main office from two locations to one during the 2003 period. Union Federal completed the remodeling of its home office located at 221 East Main Street, Crawfordsville, Indiana in the fourth quarter of 2003. With the sale of the previous home office of Montgomery at 119 East Main Street, Crawfordsville in January 2004, the net effect on depreciation expense for 2004 will be an approximate increase of $42,000 as compared to 2003. Additional savings in real estate tax expense, insurance expense and utility expense exceeding $15,000 will be realized from the sale of the 119 East Main Street building.

     Legal and Professional Fees. Legal and professional fees were $270,000 for the year ended December 31, 2003 compared to $233,000 for the 2002 period, an increase of $37,000. This increase was due to an increase of $69,000 in the cost of contractual services which includes information technology support and services. This increase was partially offset by a decrease in legal services of $15,000 and a decrease in audit and accounting services of $17,000.

     Data Processing. Data processing expense decreased from $812,000 for the year ended December 31, 2002 to $393,000 for the comparable period in 2003, a decrease of $419,000. During the first quarter of 2002 a one time $411,000 termination fee for data processing services was expensed in connection with the Montgomery acquisition.

     Other Expenses. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fee, supplies and postage increased $115,000 to $1.2 million for 2003 compared to 2002. The major expenses contributing to the increase in other expenses were an increase in advertising expense of $66,000 due to the implementation of an advertising program to promote Union Federal's products and services during 2003 and an increase in directors' fees of $41,000. Total advertising expense and directors' fees for 2003 were $138,000 and $137,000 respectively. During 2002 advertising was basically used for name recognition only due to the ongoing review and consolidation of products and services previously offered by Union Federal and Montgomery. During 2003 an advertising campaign was established to promote a new image and the products offered. Directors fees increased due to an increase in retainer and regular meeting fees and the establishment of a fee payment schedule for committee meetings.

     Income Tax Expense. Income tax decreased $307,000 during 2003 compared to 2002. The effective tax rate was 33.5% and 34.5% for the respective 2003 and 2002 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low income housing tax credits. The additional reduction for 2003 in the effective tax rate was caused by the tax free income on bank owned life insurance.


Liquidity and Capital Resources

     The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted a rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation.

     The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 2004.

                                                                        Year Ended December 31,
                                                           ----------------------------------------------
                                                                2004             2003              2002
                                                           ----------------------------------------------
                                                                          (In thousands)
Operating activities                                         $   2,925        $   2,760         $   4,276
                                                             ---------        ---------         ---------
Investing activities:
Investment securities
  Purchase of investment securities available for sale             (50)         (11,000)               --
  Proceeds from maturities and sales of investment
    securities available for sale                                3,000            5,000                76
  Proceeds from maturities and paydowns of
    mortgage-backed securities held to maturity                    343            1,146               827
  Proceeds from maturities of investment securities
    held to maturity                                                --               --               400
Investment in limited partnership                                   --           (1,400)               --
Net change in loans                                              1,464           (5,123)           20,949
Additions to real estate owned                                     (12)            (162)               --
Proceeds on sale of foreclosed real estate                       2,173              663               951
Purchases of premises and equipment                               (124)          (1,682)             (608)
Premium on life insurance                                       (1,500)          (5,000)               --
Net cash received in acquisition                                    --               --            15,830
Other investing activities                                         300             (101)                6
                                                             ---------        ---------         ---------
      Net cash provided by (used in) investing activities        5,594          (17,659)           38,431
                                                             ---------        ---------         ---------
Financing activities:
Net change in
  Interest bearing demand and savings deposits                 (11,421)          10,442            13,195
  Certificates of deposits                                       9,690          (10,119)          (21,173)
Proceeds from borrowings                                            --            1,400            20,000
Repayment of borrowings                                           (932)          (7,328)          (23,255)
Net change in advances by borrowers for taxes and
  insurance                                                        (24)              39               (44)
Cash dividends                                                  (1,144)          (1,233)           (1,112)
Stock options exercised                                             --               --               117
Repurchase of common stock                                      (3,088)          (3,000)           (7,414)
                                                             ---------        ---------         ---------
      Net cash used in financing activities                     (6,919)          (9,799)          (19,686)
                                                             ---------        ---------         ---------
Net change in cash and cash equivalents                      $   1,600        $ (24,698)        $  23,021
                                                             =========        =========         =========

Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a leverage ratio (or core capital) requirement of 3% to 5% depending upon the association's supervisory rating for safety and soundness, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 2004, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 2004:

                                                 At December 31, 2004
                        --------------------------------------------------------------------
                            OTS Requirement          Union Federal's Capital Level
                        --------------------------------------------------------------------
                           % of                     % of                         Amount
Capital Standard          Assets     Amount      Assets(1)        Amount        of Excess
--------------------------------------------------------------------------------------------
                                                    (Dollars in thousands)
Tangible capital           1.5%     $  3,808       11.4%         $28,909          $25,101
Core capital (2)           4.0        10,155       11.4           28,909           18,754
Risk-based capital         8.0        13,565       17.3           29,367           15,802
--------------------------------------------------------------------------------------------

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS core capital requirement for savings associations is comparable to the OCC requirement for national banks. The OTS regulation requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Union Federal is in compliance with this regulation.

     As of December 31, 2004, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.

Off-Balance Sheet Arrangements


     As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party and under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Contractual Obligations


     In the  ordinary  course of  operations,  the Company  enters into  certain contractual obligations. Such obligations include contracts with service providers as well as leases for premises and equipment. The following table summarizes the Company's significant fixed and determinable contractual obligations, by payment date, at December 31, 2004.

                                                   Contractual Obligations Due By Period
                                                                 One             Three
                                                Within         Year to         Years to           After
(Dollars in thousands)                        One Year       Three Years      Five Years       Five Years         Total
-------------------------------------------------------------------------------------------------------------------------
Deposits without stated maturity            $  84,747         $     --         $     --         $    --         $  84,747
Certificates of deposit                        46,487           40,778           16,441               8           103,714
Borrowings                                      3,143           10,188              214          19,363            32,908
Service contract (1)                              465            1,066            1,066           1,066             3,663
Operating lease (2)                                21               41               --              --                62
                                            -----------------------------------------------------------------------------
Total contractual obligations               $ 134,863         $ 52,073          $17,721         $20,437         $ 225,094
                                            =============================================================================

-----------------------------------------

(1) The service contract is with Aurum Technologies to provide Union Federal with service bureau support for processing of deposit and loan accounts. The contract fees are based on number of accounts processed and additional reporting services provided from time to time. The amount shown is an estimate of cost based on current account support and reporting fee structures. The contract expires in February 2012.

(2) The operating lease is for a branch office offering lobby and drive-up services located at 1688 Crawfordsville Square Drive, Crawfordsville, Indiana. The lease expires on December 31, 2008.


Impact of Accounting Changes


     In December, 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Company beginning July 1, 2005. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

     As of the required effective date, the Company will apply SFAS 123R using either the modified version of prospective application or the modified version of retrospective application. Under prospective transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

     The Company is currently evaluating the effect of the recognition and measurement provisions of SFAS 123R but believes the adoption of SFAS 123R will not result in a material impact on the Company's results of operations or financial condition.


Impact of Inflation and Changing Prices


     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Quarterly Results of Operations


     The following table sets forth certain quarterly results for the years ended December 31, 2004 and 2003.


                             Net    Provision             Basic    Diluted
Quarter  Interest Interest Interest For Loan    Net     Earnings   Earnings    Dividends
Ended    Income   Expense  Income   Losses     Income   Per Share  Per Share   Per Share
-----------------------------------------------------------------------------------------
                                    (Dollars in thousands except for per share data)
2004:
March    $3,554   $1,598   $1,956     $110      $444     $0.23      $0.23        $0.15
June      3,513    1,548    1,965        3       408      0.22       0.21         0.15
September 3,447    1,572    1,875       60       451      0.24       0.24         0.15
December  3,463    1,602    1,861      (70)      494      0.28       0.27         0.15

2003:
March    $4,226   $1,921   $2,305     $ 30      $645     $0.31      $0.30        $0.15
June      3,952    1,785    2,167       30       551      0.28       0.28         0.15
September 3,823    1,669    2,154      118       668      0.35       0.34         0.15
December  3,480    1,552    1,928       60       468      0.24       0.24         0.15

     During the quarter ended December 31, 2004, classified assets decreased due primarily to a decrease in substandard loans from $2.6 million at September 30, 2004 to $2.1 million. Based upon review of the allowance for loan losses at December 31, 2004, a $70,000 adjustment was made to adjust the allowance for loan losses to a level deemed appropriate based on the calculation

Quantitative and Qualitative Disclosures about Market Risk


     An important component of Union Federal's asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on its net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Union Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, Union Federal's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Union Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Union Federal's policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

     Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 74.1% of its loan portfolio at December 31, 2004. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

     Management believes it is critical to manage the relationship between interest rates and the effect on Union Federal's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Union Federal manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

     The Board of Directors has established targets for minimum NPV ratios. Currently minimum targets for NPV ratios are 13%, 12% and 11% for increases of 100, 200 and 300 basis points, respectively, and 15% for a 100 basis point decline. Monitoring of the change in NPV ratios has an effect on the maturities of loan and savings products offered by Union Federal. Current NPV ratios and potential changes in NPV ratios are also reviewed to determine the type of investments made and borrowings obtained by Union Federal. Union Federal is currently reviewing available options for the sale of loans in the secondary market. This option would be another means of maintaining acceptable NPV ratios.

     Presented below, as of December 31, 2004 and 2003, is an analysis of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis points. It is estimated that at December 31, 2004, NPV would decrease 16% and 26% in the event of 200 and 300 basis point increases in market interest rates respectively, compared to 22% and 34% for the same increases at December 31, 2003. Information was not available for 200 and 300 point decreases at the end of 2003 and 2004. At December 31, 2004, 2% of the present value of Union Federal's assets was approximately $5.3 million. The interest rate risk of a 200 basis point increase in market rates was $6.0 million at December 31, 2004.


                                          December 31, 2004
-----------------------------------------------------------------------------------------------
                          Net Portfolio Value                         NPV as % of PV of Assets
          Change          -------------------                         ------------------------
         In Rates       $ Amount        $ Change        % Change        NPV Ratio       Change
         --------       --------        --------        --------        ---------       ------
                                         (Dollars in thousands)
         + 300 bp *     $28,629         $(9,887)          (26)%           11.51%        (302)bp
         + 200 bp        32,545          (5,970)          (16)            12.78         (175)bp
         + 100 bp        36,105          (2,411)           (6)            13.87          (66)bp
             0 bp        38,515              --            --             14.53           --
         - 100 bp        38,630             115             0             14.42          (11)bp

                           Interest Rate Risk Measures: 200 Basis Point Rate Shock

         Pre-Shock NPV Ratio: NPV as % of PV of Assets                 14.53%
         Exposure Measure: Post-Shock NPV Ratio                        12.78%
         Sensitivity Measure: Change in NPV Ratio                      175 bp

                                          December 31, 2003
-----------------------------------------------------------------------------------------------
                          Net Portfolio Value                         NPV as % of PV of Assets
          Change          -------------------                         ------------------------
         In Rates       $ Amount        $ Change        % Change        NPV Ratio       Change
         --------       --------        --------        --------        ---------       ------
                                         (Dollars in thousands)
         + 300 bp *     $26,001        $(13,627)          (34)%           10.30%        (427)bp
         + 200 bp        30,989          (8,638)          (22)            11.96         (262)bp
         + 100 bp        35,792          (3,835)          (10)            13.46         (111)bp
             0 bp        39,628              --            --             14.57           --
         - 100 bp        40,665           1,037             3             14.76           19 bp

                           Interest Rate Risk Measures: 200 Basis Point Rate Shock

         Pre-Shock NPV Ratio: NPV as % of PV of Assets                 14.57%
         Exposure Measure: Post-Shock NPV Ratio                        11.96%
         Sensitivity Measure: Change in NPV Ratio                      262 bp

-----------------------------------------
*Basis points (1 basis point equals .01%)


     As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

             Report of Independent Registered Public Accounting Firm


Audit Committee, Board of Directors and Shareholders
Union Community Bancorp
Crawfordsville, Indiana

     We have audited the accompanying consolidated balance sheets of Union Community Bancorp as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union
Community Bancorp as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



/s/ BKD, LLP

Indianapolis, Indiana
January 28, 2005

                             Union Community Bancorp
                           Consolidated Balance Sheets
                           December 31, 2004 and 2003

                                                                     2004                   2003
                                                                ------------------------------------
Assets
  Cash                                                          $    706,107            $    784,673
  Interest-bearing demand deposits                                12,781,907              11,103,669
                                                                ------------            ------------
    Cash and cash equivalents                                     13,488,014              11,888,342
  Interest-bearing deposits                                          115,647                 150,239
  Investment securities
    Available-for-sale                                             3,037,390               5,908,437
    Held to maturity (fair value of $161,000 and $526,000)           151,749                 493,801
                                                                ------------            ------------
      Total investment securities                                  3,189,139               6,402,238
  Loans, net of allowance for loan losses
        of $910,000 and $1,221,000                               217,055,756             221,230,152
  Premises and equipment                                           4,180,346               4,627,766
  Federal Home Loan Bank stock                                     3,720,600               3,556,100
  Investment in limited partnership                                2,184,092               2,215,109
  Foreclosed assets and real estate held for development, net      1,622,516               1,347,824
  Goodwill                                                         2,392,808               2,392,808
  Interest receivable                                              1,085,532               1,128,342
  Cash value of life insurance                                     6,899,927               5,149,394
  Other assets                                                       965,034               1,488,457
                                                                ------------            ------------
      Total assets                                              $256,899,411            $261,576,771
                                                                ============            ============
Liabilities
  Deposits
    Noninterest-bearing                                         $  4,515,065            $  3,929,724
    Interest-bearing                                             183,945,975             186,262,428
                                                                ------------            ------------
      Total deposits                                             188,461,040             190,192,152
  Borrowings                                                      32,907,898              33,946,109
  Interest payable                                                   651,355                 572,487
  Other liabilities                                                1,442,176               1,336,501
                                                                ------------            ------------
      Total liabilities                                          223,462,469             226,047,249
                                                                ------------            ------------

Commitments and Contingent Liabilities

Shareholders' Equity
  Preferred stock, without par value
    Authorized and unissued - 2,000,000 shares
  Common stock, without par value
    Authorized - 5,000,000 shares
    Issued and outstanding - 1,928,000 and 2,100,000 shares       20,654,353              22,395,104
  Retained earnings                                               14,401,571              14,984,757
  Accumulated other comprehensive loss                                (7,615)                (55,295)
  Unearned employee stock ownership plan (ESOP) shares            (1,137,566)             (1,228,998)
  Unearned recognition and retention plan (RRP) shares              (473,801)               (566,046)
                                                                ------------            ------------
      Total shareholders' equity                                  33,436,942              35,529,522
                                                                ------------            ------------
      Total liabilities and shareholders' equity                $256,899,411            $261,576,771
                                                                ============            ============
See Notes to Consolidated Financial Statements


                             Union Community Bancorp
                        Consolidated Statements of Income
                     Years December 31, 2004, 2003 and 2002

                                                                    2004                   2003               2002
                                                                -----------------------------------------------------
Interest and Dividend Income
  Loans                                                         $13,533,368             $14,743,258       $17,239,593
  Investment securities
    Mortgage-backed securities                                       20,487                  56,283           150,267
    Other investment securities                                     104,257                 142,279            48,185
  Federal Home Loan Bank stock                                      161,701                 175,720           207,550
  Deposits with financial institutions                              157,223                 363,708           340,431
                                                                -----------             -----------       -----------
      Total interest and dividend income                         13,977,036              15,481,248        17,986,026
                                                                -----------             -----------       -----------

Interest Expense
  Deposits                                                        4,633,987               5,127,831         6,304,542
  Federal Home Loan Bank advances                                 1,686,181               1,799,367         1,857,892
                                                                -----------             -----------       -----------
      Total interest expense                                      6,320,168               6,927,198         8,162,434
                                                                -----------             -----------       -----------

Net Interest Income                                               7,656,868               8,554,050         9,823,592
  Provision for loan losses                                         102,969                 238,431           372,472
                                                                -----------             -----------       -----------
Net Interest Income After Provision for
  Loan Losses                                                     7,553,899               8,315,619         9,451,120
                                                                -----------             -----------       -----------

Other Income
  Service charges on deposit accounts                               249,128                 143,084           155,330
  Equity in losses of limited partnership                           (31,017)                (21,500)          (20,000)
  Net realized gains on sales of available-for-sale
    securities                                                           --                      --             8,534
  Increase in cash value of life insurance                          250,533                 137,743                --
  Other income                                                      263,977                 220,090           205,073
                                                                -----------             -----------       -----------
      Total other income                                            732,621                 479,417           348,937
                                                                -----------             -----------       -----------

Other Expenses
  Salaries and employee benefits                                  3,120,721               2,858,857         2,808,870
  Net occupancy expenses                                            321,742                 291,757           310,868
  Equipment expenses                                                333,285                 319,901           311,678
  Legal and professional fees                                       305,580                 270,195           233,325
  Data processing                                                   409,570                 393,377           811,773
  Advertising expense                                               161,128                 137,743            72,085
  Other expenses                                                  1,081,351               1,019,502           970,261
                                                                -----------             -----------       -----------
      Total other expenses                                        5,733,377               5,291,332         5,518,860
                                                                -----------             -----------       -----------

Income Before Income Tax                                          2,553,143               3,503,704         4,281,197
   Income tax expense                                               756,000               1,172,000         1,478,935
                                                                ------------            -----------       -----------

Net Income                                                      $ 1,797,143             $ 2,331,704       $ 2,802,262
                                                                ===========             ===========       ===========

Basic Earnings per Share                                        $      0.97             $      1.18       $      1.25
Diluted Earnings per Share                                             0.95                    1.16              1.24

See Notes to Consolidated Financial Statements


                             Union Community Bancorp
                 Consolidated Statements of Shareholders' Equity
                     Years December 31, 2004, 2003 and 2002


                                                                          Accumulated
                                                                             Other        Unearned
                                          Common          Retained       Comprehensive      ESOP         Unearned
                                           Stock          Earnings       Income (Loss)     Shares      Compensation      Total
                                        ------------------------------------------------------------------------------------------
Balances, January 1, 2002               $20,547,581      $15,556,661                    $(1,420,777)    $(943,312)     $33,740,153
  Net and comprehensive income                             2,802,262                                                     2,802,262
  Cash dividends ($.52 per share)                         (1,161,061)                                                   (1,161,061)
  Shares issued in acquisition,
    net of cost                           8,954,487                                                                      8,954,487
  Shares cancelled in acquisition          (257,111)                                                                      (257,111)
  Purchase of common stock               (5,247,896)      (2,165,648)                                                   (7,413,544)
  Stock options exercised                   116,750                                                                        116,750
  Amortization of unearned
    compensation expense                                                                                  263,831          263,831
  ESOP shares earned                         45,374                                          97,376                        142,750
                                        -----------      -----------       ---------    -----------     ---------      -----------
Balances, December 31, 2002              24,159,185       15,032,214                     (1,323,401)     (679,481)      37,188,517
  Comprehensive income
    Net income                                             2,331,704                                                     2,331,704
    Other comprehensive loss,
      net of tax  - unrealized losses
      on securities                                                        $ (55,295)                                      (55,295)
                                                                                                                       -----------
  Comprehensive income                                                                                                   2,276,409
                                                                                                                       -----------
  Cash dividends ($.60 per share)                         (1,207,295)                                                   (1,207,295)
  Purchase of common stock               (1,828,434)      (1,171,866)                                                   (3,000,300)
  Amortization of unearned
    compensation expense                                                                                  113,435          113,435
  ESOP shares earned                         64,353                                          94,403                        158,756
                                        -----------      -----------       ---------    -----------     ---------      -----------


Balances, December 31, 2003              22,395,104       14,984,757         (55,295)    (1,228,998)     (566,046)      35,529,522
  Comprehensive income
    Net income                                             1,797,143                                                     1,797,143
    Other comprehensive gain,
      net of tax  - unrealized losses
      on securities                                                           47,680                                        47,680
                                                                                                                       -----------
  Comprehensive income                                                                                                   1,844,823
                                                                                                                       -----------
  Cash dividends ($.60 per share)                         (1,118,911)                                                   (1,118,911)
  Purchase of common stock               (1,826,486)      (1,261,418)                                                   (3,087,904)
  Amortization of unearned
    compensation expense                     12,343                                                        92,245          104,588
  ESOP shares earned                         73,392                                          91,432                        164,824
                                        -----------      -----------       ---------    -----------     ---------      -----------


Balances, December 31, 2004             $20,654,353      $14,401,571       $  (7,615)   $(1,137,566)    $(473,801)     $33,436,942
                                        ===========      ===========       =========    ===========     =========      ===========


See Notes to Consolidated Financial Statements


                             Union Community Bancorp
                      Consolidated Statements of Cash Flows
                     Years December 31, 2004, 2003 and 2002

                                                                   2004                   2003                   2002
                                                              -----------------------------------------------------------
Operating Activities
  Net income                                                  $   1,797,143          $   2,331,704          $   2,802,262
  Items not requiring (providing) cash
    Provision for loan losses                                       102,969                238,431                372,472
    Depreciation                                                    354,406                321,673                327,392
    Deferred income tax                                             296,573                228,558                398,958
    Amortization of unearned compensation expense                   104,588                113,435                263,831
    ESOP shares earned                                              164,824                158,756                142,750
    Amortization of purchase accounting adjustments                  37,334               (339,379)              (907,695)
  Net change in
    Interest receivable                                              42,810                148,196                301,166
    Interest payable                                                 78,868                (77,695)               (52,340)
  Other adjustments                                                 (54,638)              (363,107)               626,971
                                                              -------------          -------------          -------------
      Net cash provided by operating activities                   2,924,877              2,760,572              4,275,767
                                                              -------------          -------------          -------------

Investing Activities
  Net change in interest-bearing deposits                            34,592                 (5,132)                94,521
  Purchases of investment securities available for sale             (50,000)           (11,000,000)                    --
  Proceeds from maturities of investment securities available
    for sale                                                      3,000,000              5,000,000                     --
  Proceeds from sales of investment securities available for sale        --                     --                 75,613
  Proceeds from maturities of investment securities held
    to maturity                                                     343,276              1,146,213              1,227,200
  Net change in loans                                             1,464,174             (5,122,596)            20,948,780
  Purchases of premises and equipment                              (123,762)            (1,682,121)              (607,578)
  Additions to real estate owned                                    (11,503)              (162,012)               (88,509)
  Proceeds from real estate sales                                 2,173,272                663,030                950,881
  Contribution to limited partnership                                    --             (1,400,000)                    --
  Purchase of life insurance                                     (1,500,000)            (5,000,000)                    --
  Net cash received in acquisition                                       --                     --             15,829,942
  Other investing activities                                        264,130                (95,881)                    --
                                                              -------------          --------------         -------------
      Net cash provided by (used in) investing activities         5,594,179            (17,658,499)            38,430,850
                                                              -------------          --------------         -------------

Financing Activities
  Net change in
    Interest-bearing demand and savings deposits                (11,421,029)            10,442,128             13,195,417
    Certificates of deposit                                       9,689,917            (10,119,404)           (21,173,403)
  Proceeds from borrowings                                               --              1,400,000             20,000,000
  Repayment of borrowings                                          (931,586)            (7,327,289)           (23,254,580)
  Cash dividends                                                 (1,144,711)            (1,233,996)            (1,111,544)
  Stock options exercised                                                --                     --                116,750
  Repurchase of common stock                                     (3,087,904)            (3,000,300)            (7,413,544)
  Net change in advances by borrowers for taxes and
    insurance                                                       (24,071)                38,943                (44,428)
                                                              -------------          -------------          -------------
      Net cash used in financing activities                      (6,919,384)            (9,799,918)           (19,685,332)
                                                              -------------          -------------          -------------

Net Change in Cash and Cash Equivalents                           1,599,672            (24,697,845)            23,021,285

Cash and Cash Equivalents, Beginning of Year                     11,888,342             36,586,187             13,564,902
                                                              -------------          -------------          -------------

Cash and Cash Equivalents, End of Year                        $  13,488,014          $  11,888,342          $  36,586,187
                                                              =============          =============          =============

Additional Cash Flows Information
  Interest paid                                               $   6,241,300          $   7,004,893          $   8,214,774
  Income tax paid                                                   452,583                868,653              1,124,491
  Loans transferred to foreclosed real estate                     2,542,943                280,311                663,142
See Notes to Consolidated Financial Statements

                             Union Community Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2004, 2003 and 2002
                       (Table Dollar Amounts in Thousands)



Note 1: Nature of Operations and Summary of Significant Accounting Policies


The accounting and reporting policies of Union Community Bancorp (Company) and its wholly-owned subsidiary, Union Federal Savings and Loan Association (Union Federal) conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Association. Union Federal operates under a federal thrift charter and provides full banking services. As a federally-chartered thrift, the Association is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The Company generates mortgage, commercial and consumer loans and receives deposits from customers located primarily in Montgomery County, Indiana and surrounding counties. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Consolidation - The consolidated financial statements include the accounts of the Company and Union Federal after elimination of all material intercompany transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Association will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans with payment delays not exceeding 90 days are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for credit losses, which is charged against current period operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
Subsequent recoveries, if any, are credited to the allowance. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to certain classified loans and pools of loans. Changes in classifications of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on the Company's historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

There are certain inherent risks in the Company's loan portfolio; accordingly, the Company includes certain environmental or qualitative factors in its determination of the adequacy of the allowance for loan losses. These factors include existing general economic and business conditions affecting the Company's key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and regulatory examination results. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits.

The allowance for loan losses also incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral of the loan, if collateral dependent. Impairment is recognized by adjusting an allocation of the existing allowance for loan losses.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic  environment  and market  conditions.  Management  believes  that as of
December 31, 2004, the allowance for loan losses is based on information currently available. A worsening or protracted economic decline in the area
within  which  the  Association   operates  would  increase  the
likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 5 to 31.5 years.
Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system. The required investment in the common stock is based on a predetermined formula.

Investment in limited partnership is recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

Foreclosed assets and real estate held for development, net arises from loan foreclosure or deed in lieu of foreclosure and acquisition of real estate for development and are carried at the lower of cost or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property, net of rental and other income, are expensed.

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core deposit intangible is being amortized on an accelerated basis over seven years until such time that straight-line amortization exceeds the accelerated method. This asset is periodically evaluated as to the recoverability of its carrying value.

Stock options - The Company has a stock-based employee compensation plan, which is described more fully in Note 17. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.


                                                                         2004             2003             2002
                                                                      --------------------------------------------
   Net income, as reported                                            $  1,797          $ 2,332           $ 2,802
   Less:  Total stock-based employee compensation cost
          determined under the fair value based method, net of
          income taxes                                                     (18)             (37)              (48)
                                                                      --------          -------           -------

   Pro forma net income                                               $  1,779          $ 2,295           $ 2,754
                                                                      ========          =======           =======

   Earnings per share
      Basic - as reported                                             $    .97          $  1.18           $  1.25
                                                                      ========          =======           =======
      Basic - pro forma                                               $    .96          $  1.16           $  1.22
                                                                      ========          =======           =======
      Diluted - as reported                                           $    .95          $  1.16           $  1.24
                                                                      ========          =======           =======
      Diluted - pro forma                                             $    .94          $  1.15           $  1.22
                                                                      ========          =======           =======

In December 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25 and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Company beginning July 1, 2005. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

As of the required effective date, the Company will apply SFAS 123R using either the modified version of prospective application or the modified version of retrospective application. Under prospective transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

The Company is currently evaluating the effect of the recognition and measurement provisions of SFAS 123R but believes the adoption of SFAS 123R will not result in a material impact on the Company's results of operations or financial condition.

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares and RRP shares which have not vested have been excluded from the computation of average shares outstanding.

Note 2:   Restriction on Cash and Due From Banks


The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004 was $147,000.

Note 3:   Investment Securities


                                                                                          2004
                                                               -------------------------------------------------------
                                                                                 Gross           Gross
                                                               Amortized      Unrealized      Unrealized         Fair
                                                                 Cost            Gains          Losses           Value
                                                              --------------------------------------------------------
Available for sale
         Federal agencies                                       $3,000          $--               $28           $2,972
         Marketable equity securities                               50           15                --               65
                                                                ------          ---               ---           ------
                  Total available for sale                       3,050           15                28            3,037

Held to maturity - mortgage-backed securities                      152            9                --              161
                                                                ------          ---               ---           ------

                  Total investment securities                   $3,202          $24               $28           $3,198
                                                                ======          ===               ===           ======

                                                                                        2003
                                                               --------------------------------------------------------
                                                                                 Gross           Gross
                                                               Amortized      Unrealized      Unrealized         Fair
                                                                 Cost            Gains          Losses           Value
                                                               --------------------------------------------------------
Available for sale - federal agencies                           $6,000          $ 2               $94           $5,908
Held to maturity - mortgage-backed securities                      494           32                --              526
                                                                ------          ---               ---           ------

                  Total investment securities                   $6,494          $34               $94           $6,434
                                                                ======          ===               ===           ======


At December 31, 2004, federal agencies outstanding mature in one to five years.

Proceeds from sales of securities available for sale during 2002 were $76,000. Gross gains of $9,000 were realized on those sales. There were no sales of securities available for sale during 2004 and 2003.

Certain investment securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004 and 2003, were $2,972,000 and $4,906,000, which is approximately 98% and 76% of the Company's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

At December 31, 2004, a federal agency with a fair value of $2,972,000 and an unrealized loss of $28,000 was in an unrealized loss position for over one year. At December 31, 2003, two federal agencies with a total fair value of $4,906,000 and unrealized losses of $94,000 were in an unrealized loss position for less than one year.

Note 4:   Loans and Allowance


                                                                      2004       2003
                                                                   --------------------
Real estate mortgage loans
         One-to-four family                                        $148,621    $154,297
         Multi-family                                                11,096      11,982
         Commercial                                                  37,600      38,569
         Land                                                         6,884       3,315
Real estate construction loans                                        2,271       3,134
Commercial loans                                                      9,358       9,992
Individuals' loans for household and other personal expenditures      1,723         817
                                                                   --------    --------
                                                                    217,553     222,106
Unamortized deferred loan costs                                         413         345
Allowance for loan losses                                              (910)     (1,221)
                                                                   --------    --------
                  Total loans                                      $217,056    $221,230
                                                                   ========    ========


                                                2004       2003        2002
                                             -------------------------------

Allowance for loan losses
         Balances, beginning of year         $ 1,221    $ 1,030    $   520
         Allowance acquired in acquisition      --         --          379
         Recoveries on loans                       4          8         --
         Provision for losses                    103        238        372
         Loans charged off                      (418)       (55)      (241)
                                             -------    -------    -------

         Balances, end of year               $   910    $ 1,221    $ 1,030
                                             =======    =======    =======


Information on impaired loans is summarized below.

                                                                          2004      2003
                                                                        ----------------
Impaired loans, all of which have an allocated allowance                $1,773   $2,670
Allowance for impaired loans (included in the Company's allowance for
         loan losses)                                                      204      440

The average balance of impaired loans was $2,546,000, $2,182,000 and $3,060,000 during 2004, 2003 and 2002. During those years, the difference between interest income recognized on impaired loans and cash-basis interest collected was not material.

At  December  31,  2004  and  2003,   non-accruing  loans  were  $2,050,000  and
$3,638,000, respectively. At December 31, 2004 and 2003, there were no accruing loans delinquent 90 days or more.

Note 5:   Premises and Equipment


                              2004       2003
                           ------------------
Land                       $   562    $   569
Buildings                    3,641      3,885
Equipment                    1,435      1,318
                           -------    -------
         Total cost          5,638      5,772
Accumulated depreciation    (1,458)    (1,144)
                           -------    -------
         Net               $ 4,180    $ 4,628
                           =======    =======


Note 6:   Investment in Limited Partnership


The investment in limited partnerships of $2,184,000 and $2,215,000 at December 31, 2004 and 2003 represents a 49.5 percent equity in Pedcor Investments - 2003-LIX, LP for 2004 and 2003, and a 99 percent equity in Pedcor Investments - 1993-XVI, LP for 2002, limited partnerships organized to build, own and operate apartment complexes. In addition to recording its equity in the losses of the partnerships, the Company has recorded the benefit of low income housing tax credits of $116,000, $178,000 and $178,000 for the years ended December 31, 2004, 2003 and 2002. Condensed unaudited financial statements for the partnerships as of December 31 are as follows:


                                                                2004     2003
                                                             -----------------
Condensed statements of financial condition
   Assets
       Cash                                                  $   283   $   229
       Land and property                                       1,900     1,950
       Bond fund                                                  74     5,362
       Development cost                                        9,261     2,412
       Other assets                                              907       224
                                                             -------   -------
            Total assets                                     $12,425   $10,177
                                                             =======   =======
Liabilities
       Notes payable - Association                           $    --   $   121
       Notes payable - other                                   8,764     7,647
       Other liabilities                                         193       305
                                                             -------   -------
            Total liabilities                                  8,957     8,073
Partners' equity                                               3,468     2,104
                                                             -------   -------

            Total liabilities and partners' equity           $12,425   $10,177
                                                             =======   =======



                                      2004     2003     2002
                                     ------------------------

Condensed statements of operations
         Total revenue               $ 260    $ 236    $ 258
         Total expenses               (349)    (318)    (292)
                                     -----    -----    -----
                  Net loss           $ (89)   $ (82)   $ (34)
                                     =====    =====    =====

Note 7:   Core Deposit Intangible


The carrying basis of the recognized core deposit intangible included in other assets was $590,000 at December 31, 2004 and 2003 and the accumulated amortization of such intangible was $272,000 and $192,000 at those dates.

Amortization expense for 2004, 2003 and 2002 was $80,000,  $87,000 and $105,000.
Estimated amortization expense for each of the following four remaining years is approximately $80,000.


Note 8:   Deposits


                                                               2004       2003
                                                            -------   --------
Noninterest-bearing demand                                 $  4,518   $  3,930
Interest-bearing demand                                      55,028     62,482
Savings deposits                                             25,201     29,756
Certificates and other time deposits of $100,000 or more     41,482     36,803
Other certificates and time deposits                         62,232     57,221
                                                           --------   --------
         Total deposits                                    $188,461   $190,192
                                                           ========   ========
The scheduled maturities of time deposits are:

          2005                                             $ 46,487
          2006                                               18,436
          2007                                               22,342
          2008                                               10,923
          2009                                                5,518
          Thereafter                                              8
                                                           --------
                                                           $103,714
                                                           ========

Note 9:   Borrowings


Borrowings included the following:

                                                              2004      2003
                                                            -----------------
FHLB advances                                               $32,908   $33,814
Note payable                                                     --       132
                                                            -------   -------
                                                            $32,908   $33,946
                                                            =======   =======

Aggregate annual maturities of borrowings at December 31, 2004, are:


         2005                                               $ 3,143
         2006                                                    91
         2007                                                10,097
         2008                                                   104
         2009                                                   110
         Thereafter                                          19,363
                                                            -------
                                                            $32,908
                                                            =======

FHLB advances are secured by first-mortgage loans totaling $140,142,000. Advances, at interest rates from 4.2 to 6.6 percent, are subject to restrictions or penalties in the event of prepayment.

The Company has an available line of credit with the FHLB totaling $2,000,000. The line of credit expires March 8, 2005 and bears interest at a rate equal to the current variable advance rate. There were no draws on this line of credit at December 31, 2004.

The note payable at December 31, 2003 was interest free since there were no events of default. If default had occurred, interest would have been calculated at a rate equal to the lesser of 14 percent per annum or the highest amount permitted by applicable law.

Note 10:   Income Tax

                                                              2004        2003        2002
                                                            --------------------------------
Income tax expense
         Currently payable
                  Federal                                   $   302     $   701     $   843
                  State                                         158         243         237
         Deferred
                  Federal                                       256         180         273
                  State                                          40          48         126
                                                            -------     -------     -------
                      Total income tax expense              $   756     $ 1,172     $ 1,479
                                                            =======     =======     =======

Reconciliation of federal statutory to actual tax expense
         Federal statutory income tax at 34%                $   868     $ 1,191     $ 1,456
         Effect of state income taxes                           130         192         240
         Tax credits                                           (116)       (178)       (178)
         Other                                                 (126)        (33)        (39)
                                                            -------     -------     -------
                  Actual tax expense                        $   756     $ 1,172     $ 1,479
                                                            =======     =======     =======

Effective tax rate                                             29.6%       33.5%       34.5%

The components of the cumulative net deferred tax asset (liability) included in the consolidated balance sheets are as follows:

                                                   2004    2003
                                              ---------------------
Assets
         Allowance for loan losses              $  386   $  516
         Pensions and employee benefits             77      124
         Purchase accounting adjustments           141      198
         Available-for-sale securities               5       36
         State income tax                           19       --
                                                ------   ------
                  Total assets                     628      874
                                                ------   ------

Liabilities
         Depreciation                             (224)    (308)
         State income tax                           --       (4)
         FHLB stock dividend                      (179)    (109)
         Loan fees                                (278)    (291)
         Prepaids                                  (80)      --
         Equity in partnership losses             (172)    (140)
                                                ------   ------
                  Total liabilities               (933)    (852)
                                                ------   ------
                                                $ (305)  $   22
                                                ======   ======

There was no valuation allowance necessary at December 31, 2004 and 2003.

Retained earnings include approximately $4,132,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $1,637,000.


Note 11:   Commitments and Contingent Liabilities


In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                  2004            2003
                                                -----------------------

Commitments to extend credit                    $18,769         $18,145
Standby letters of credit                         4,106           4,142

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

Union Federal has entered into employment agreements with three officers which provide for the continuation of salary and certain benefits for a specified period of time under certain conditions for approximately three years. Under the terms of the agreements, these payments could occur in the event of a change in control of Union Federal, as defined, along with other specific conditions. Union Federal is not required to pay any amounts under these agreements which cannot be deducted for federal income tax purposes.

The Company and Union Federal are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 12:   Dividend and Capital Restrictions


Without prior approval, current regulations allow Union Federal to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two years. Union Federal normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

At December 31, 2004, the shareholder's equity of Union Federal was $31,603,000. Although well capitalized, under current regulations in effect, Union Federal is required to apply to the Office of Thrift Supervision to pay dividends to the Company.

Note 13:   Regulatory Capital


Union Federal is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At December 31, 2004 and 2003, Union Federal is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 2004 that management believes have changed Union Federal's classification.

Union Federal's actual and required capital amounts and ratios are as follows:

                                                                                      2004
                                                          ------------------------------------------------------------
                                                                                   Required for           To Be Well
                                                                Actual           Adequate Capital         Capitalized
                                                          Amount       Ratio      Amount    Ratio       Amount   Ratio
                                                          ------------------------------------------------------------
Total risk-based capital (to risk-weighted assets)        $29,367      17.3%     $13,565     8.0%       $16,956  10.0%
Tier 1 capital (to risk-weighted assets)                   28,909      17.1%       6,782     4.0%        10,174   6.0%
Core capital (to adjusted total assets)                    28,909      11.4%      10,156     4.0%        12,694   5.0%
Core capital (to adjusted tangible assets)                 28,909      11.4%       5,078     2.0%                 N/A
Tangible capital (to adjusted total assets)                28,909      11.4%       3,808     1.5%                 N/A


                                                                                      2003
                                                          ------------------------------------------------------------
                                                                                   Required for           To Be Well
                                                                Actual           Adequate Capital         Capitalized
                                                          Amount       Ratio      Amount    Ratio       Amount   Ratio
                                                          ------------------------------------------------------------
Total risk-based capital (to risk-weighted assets)       $30,560       18.1%     $13,538     8.0%       $16,923  10.0%
Tier 1 capital (to risk-weighted assets)                  30,270       17.9%       6,769     4.0%        10,154   6.0%
Core capital (to adjusted total assets)                   30,270       11.7%      10,331     4.0%        12,914   5.0%
Core capital (to adjusted tangible assets)                30,270       11.7%       5,165     2.0%                 N/A
Tangible capital (to adjusted total assets)               30,270       11.7%       3,874     1.5%                 N/A


Note 14:   Employee Benefit Plans


The Company provides pension benefits for substantially all of its employees who were Union Federal employees prior to January 2, 2002, and is a participant in a multi-employer pension fund. Separate actuarial valuations are not made with respect to each participating employer. Pension expense was $78,000, $93,000 and $2,000 for 2004, 2003 and 2002.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50 percent for the first 5 percent of base salary contributed by participants. The Company's expense for the plan was $43,000, $43,000 and $45,000 for 2004, 2003 and 2002.

The Company has an ESOP covering substantially all employees of the Company and Union Federal. The ESOP acquired 184,000 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Unearned ESOP shares totaled 113,757 and 122,900 at December 31, 2004 and 2003 and had a fair value of $2,087,000 and $2,146,000 at December 31, 2004 and 2003. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of Union Federal, are made to the ESOP. ESOP expense for the years ended December 31, 2004, 2003 and 2002 was

$165,000,  $159,000 and  $143,000.  At December  31,  2004,  the ESOP had 70,243
allocated shares, 113,757 suspense shares and no committed-to-be released shares. At December 31, 2003, the ESOP had 61,100 allocated shares, 122,900 suspense shares and no committed-to-be released shares.


Union Federal has a Recognition and Retention Plan and Trust (RRP) to which it contributed $1,753,853 for the purchase of 121,670 shares of Company common stock, and grants for 88,900 of these shares have been awarded to various directors, officers and employees of Union Federal. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year. Expense under the plan for the years ended December 31, 2004, 2003 and 2002 was $105,000, $113,000 and $264,000.

Note 15:   Stock Option Plan


Under the Company's stock option plan (Plan), which is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion
(APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent per year. The Company has authorized the grant of options for up to 304,175 shares of the Company's common stock and has granted 226,000 of the options. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement (see Note 1). The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions for the 2003 grants:

                                                                       2003
                                                                   -------------
Risk-free interest rate                                                 3.3%
Dividend yield                                                          3.6
Volatility factors of expected market price of common stock            15.4
Weighted-average expected life of the options                        10 years

A summary of the status of the Plan at December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

                                       2004                      2003                       2002
                                ------------------------------------------------------------------------------
                                             Weighted-                Weighted-                    Weighted-
                                              Average                  Average                      Average
                                Shares    Exercise Price   Shares   Exercise Price    Shares    Exercise Price
                                ------------------------------------------------------------------------------

Outstanding, beginning
         of year                203,000       $ 14.77      165,000     $14.49         186,000       $ 14.49
Granted                              --                     40,000      15.90              --
Exercised                            --                         --                     (8,000)        14.49
Forfeited                        (5,000)        15.90       (2,000)     14.49         (13,000)        14.49
                                -------                    -------                    -------

Outstanding, end of year        198,000         14.74      203,000      14.77         165,000         14.49
                                =======                    =======                    =======

Options exercisable,
         end of year            136,112                    122,260                     99,408
                                =======                    =======                    =======

As of December 31, 2004, options totaling 163,000 have an exercise price of $14.49 and a weighted-average remaining contractual life of 3.5 years and options totaling 35,000 have an exercise price of $15.90 and a weighted-average remaining contractual life of 8.1 years.

Note 16:   Earnings Per Share


Earnings per share (EPS) were computed as follows:

                                                        Year Ended December 31, 2004
                                                    -----------------------------------
                                                               Weighted-
                                                               Average        Per Share
                                                     Income     Shares         Amount
                                                    -----------------------------------
Basic earnings per share
         Income available to common shareholders     $1,797   1,854,070         $0.97
                                                                                =====

Effect of dilutive stock options                                 31,074
                                                     ------   ---------

Diluted earnings per share
         Income available to common shareholders
                and assumed conversions              $1,797   1,885,144         $0.95
                                                     ======   =========         =====


                                                     Year Ended December 31, 2003
                                                   --------------------------------
                                                                Weighted-
                                                                 Average   Per Share
                                                     Income      Shares     Amount
                                                   ---------------------------------
Basic earnings per share
         Income available to common shareholders   $   2,332   1,982,872    $ 1.18
                                                                            ======

Effect of dilutive stock options                                  20,819
                                                   ---------

Diluted earnings per share
         Income available to common shareholders
                  and assumed conversions          $   2,332   2,003,691    $ 1.16
                                                   =========   =========    ======


                                                     Year Ended December 31, 2002
                                                   --------------------------------
                                                                Weighted-
                                                                 Average   Per Share
                                                     Income      Shares     Amount
                                                   ---------------------------------
Basic earnings per share
         Income available to common shareholders   $   2,802   2,249,239    $ 1.25
                                                                            ======

Effect of dilutive stock options                                   1,841
                                                   ---------

Diluted earnings per share
         Income available to common shareholders
                  and assumed conversions          $   2,802   2,251,080    $ 1.24
                                                   =========   =========    ======


Note 17:   Related Party Transactions


Union Federal has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.


         Balances, January 1, 2004                            $4,397
                  New loans, including renewals                  298
                  Change in composition                          183
                  Payments, etc. including renewals             (505)
                                                              ------

         Balances, December 31, 2004                          $4,373
                                                              ======

Deposits from related parties held by Union Federal at December 31, 2004 and 2003, totaled $1,022,000 and $1,368,000.

Note 18:   Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing   Deposits  -  The  fair  value  of  interest-bearing  deposits approximates carrying values.

Securities - Fair values are based on quoted market prices.

Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Interest Receivable/Payable - The fair value of interest receivable/payable approximates carrying values.

Cash Value of Life Insurance - The fair value of cash value of life insurance approximates the carrying value.

Deposits - Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Advance Payments by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Note Payable - Limited Partnership - The fair value of the borrowing is estimated using a discounted cash flow calculation, based on current rates for similar debt.

Off-Balance Sheet Commitments - Commitments include commitments to originate mortgage and consumer loans, and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

The estimated fair values of the Company's financial instruments are as follows:

                                                                   2004                  2003
                                                          -----------------------------------------

                                                           Carrying    Fair      Carrying    Fair
                                                            Amount     Value      Amount     Value
                                                          -----------------------------------------
Assets
         Cash and cash equivalents                        $ 13,488   $ 13,488   $ 11,888   $ 11,888
         Interest-bearing deposits                             116        116        150        150
         Securities available for sale                       3,037      3,037      5,908      5,908
         Securities held to maturity                           152        161        494        526
         Loans, net                                        217,056    222,587    221,230    228,971
         Stock in FHLB                                       3,721      3,721      3,556      3,556
         Interest receivable                                 1,086      1,086      1,128      1,128
         Cash value of life insurance                        6,900      6,900      5,149      5,149

Liabilities
         Deposits                                          188,461    188,902    190,192    192,064
         Borrowings
                  FHLB advances                             32,908     34,298     33,814     36,668
                  Notes payable - limited partnership           --         --        132        132
         Interest payable                                      651        651        572        572
         Advances by borrowers for taxes and insurance         558        558        582        582


Note 19:   Condensed Financial Information (Parent Company Only)


Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:




                            Condensed Balance Sheets

                                                        2004     2003
Assets
         Cash                                          $ 1,536   $ 1,988
         Interest-bearing deposits                          16        50
         Investments available for sale                     65        --
         Investment in Union Federal                    31,603    33,531
         Other assets                                      507       457
                                                       -------   -------
          Total assets                                 $33,727   $36,026
                                                       =======   =======

Liability - other                                      $   290   $   496

Shareholders' Equity                                    33,437    35,530

          Total liabilities and shareholders' equity   $33,727   $36,026
                                                       =======   =======



                         Condensed Statements of Income

                                                          2004            2003            2002
                                                         ---------------------------------------

Income
         Dividends from Union Federal                    $ 4,000        $ 5,000         $ 3,721
         Other income                                         58             64              90
                                                         -------        -------         -------
                  Total income                             4,058          5,064           3,811
                                                         -------        -------         -------

Expenses
         Salaries and employee benefits                      102             79              74
         Legal and professional fees                          81             73              85
         Other expenses                                       55             57              57
                                                         -------        -------         -------
                  Total expenses                             238            209             216
                                                         -------        -------         -------

Income before income tax and equity in undistributed
         income of Union Federal                           3,820          4,855           3,595

Income tax benefit                                            48             37              36
                                                         -------        -------         -------

Income before equity in undistributed income of
         Union Federal                                     3,868          4,892           3,631

Distribution in excess of income of Union Federal         (2,071)        (2,560)           (829)
                                                         -------        -------         -------

Net Income                                               $ 1,797        $ 2,332         $ 2,802
                                                         =======        =======         =======




                       Condensed Statements of Cash Flows

                                                                       2004        2003              2002
                                                                     ---------------------------------------

Operating Activities
         Net income                                                  $  1,797    $  2,332           $  2,802
         Items not requiring (providing) cash
                  Distributions in excess of income of subsidiary       2,071       2,560                829
                  Other                                                   (71)         77              2,042
                                                                     --------    --------           --------
                       Net cash provided by operating activities        3,797       4,969              5,673
                                                                     --------    --------           --------

Investing Activities
         Net change in interest-bearing deposits                           34          (5)                (5)
         Proceeds from sales of investments available for sale             --          --                 76
         Purchase of investment securities available for sale             (50)         --                 --
         Net cash paid in acquisition                                      --          --             (9,413)
                                                                     --------    --------           --------
                       Net cash used in investing activities              (16)         (5)            (9,342)
                                                                     --------    --------           --------

Financing Activities
         Cash dividends                                                (1,145)     (1,234)            (1,112)
         Stock options exercised                                         --          --                  117
         Repurchase of common stock                                    (3,088)     (3,000)            (7,414)
                                                                     --------    --------           --------
                       Net cash used in financing activities           (4,233)     (4,234)            (8,409)
                                                                     --------    --------           --------

Net Change in Cash                                                       (452)        730            (12,078)

Cash at Beginning of Year                                               1,988       1,258             13,336
                                                                     --------    --------           --------

Cash at End of Year                                                  $  1,536    $  1,988           $  1,258
                                                                     ========    ========           ========


================================================================================================

                                      DIRECTORS AND OFFICERS

================================================================================================

                                        BOARD OF DIRECTORS

                                         Joseph E. Timmons
                                       Chairman of the Board
                        President of Union Federal Savings and Loan Association

     Philip L. Boots                       Mark E. Foster                   John M. Horner
        President,                        General Manager,                 Dealer Principal,
Boots Brothers Oil Company, Inc.       Birkey's Farm Store, Inc.       Horner Pontiac Buick GMC

    Marvin L. Burkett                     C. Rex Henthorn                   Harry A. Siamas
     Farmer (Retired)                         Attorney                         Attorney

    Phillip E. Grush                   Samuel H. Hildebrand                Joseph M. Malott
      Secretary                             President,                  Financial Institutions
 Union Community Bancorp             Village Traditions, Inc.                 Consultant
  Optometrist (Retired)
================================================================================================

                                 OFFICERS OF UNION COMMUNITY BANCORP

                         Alan L. Grimble                    Joseph E. Timmons
                     Chief Executive Officer                   President

                         Phillip E. Grush                    J. Lee Walden
                            Secretary                    Chief Financial Officer

================================================================================================

                          OFFICERS OF UNION FEDERAL SAVINGS AND LOAN ASSOCIATION

                       Alan L. Grimble                      Joseph E. Timmons
                   Chief Executive Officer                     President

                        J. Lee Walden                        Steve V. Brier
                   Executive Vice President and             Vice President and
                     Chief Financil Officer               Chief Lending Officer



                             Directors and Officers


     Philip L. Boots (age 58) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

     Marvin L. Burkett (age 77) has retired from his work as a farmer and equipment dealer in Montgomery County since 1956.

     Mark E. Foster (age 52) is the Owner and General Manager of a retail farm equipment and automobile dealership located in Warren County, Indiana, a position he has held since 1983.

     Alan L. Grimble (age 48) is currently the Chief Executive Officer of the Holding Company and Union Federal having held these positions since 2002. He has worked for Union Federal since 1998.

     Phillip E. Grush (age 73) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a part-time employee/consultant.

     C. Rex Henthorn (age 67) is a partner with Henthorn, Harris, Taylor & Weliever, P.C., a professional legal corporation engaged in the practice of law.

     Samuel H. Hildebrand, II (age 65) has served since 1995 as President and Chief Executive Officer of Village Traditions, Inc., a company engaged in property management and custom fabrication of rain gutter systems through its Custom Flo Division, Seamless Gutter Systems Division, in Crawfordsville, Indiana.

     John M. Horner (age 68) has served as Dealer Principal of Horner Pontiac Buick GMC in Crawfordsville since 1974.

     Joseph M. Malott (age 67) has been self-employed as a consultant to financial institutions for the past five years.

     Harry A. Siamas (age 54) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

     Joseph E.  Timmons  (age 70) is  currently  the  President  of the  Holding
Company and Union Federal, having served as President and Chief Executive Officer of the Holding Company from 1997 to 2002 and President and Chief Executive Officer of Union Federal from 1974 to 2002. He has been an employee of Union Federal since 1954.

     J. Lee Walden (age 57) is currently Chief Financial Officer of the Holding Company and Union Federal having held these positions since the 2002 acquisition of Montgomery Financial Corp. and Montgomery Savings. In addition, he has been the Executive Vice President of Union Federal since 2003. He had previously worked for Montgomery Savings since 1984.


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
                             SHAREHOLDER INFORMATION

Market Information


     Union Federal converted from a federal mutual savings and loan association to a federal stock savings and loan association effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of March 7, 2005, there were approximately 390 record holders of the Holding Company's Common Stock.

     Any dividends paid by the Holding Company will be subject to determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by Union Federal to the Holding Company; and, general business practices.

     The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from Union Federal. Applicable law restricts the amount of dividends Union Federal may pay to the Holding Company without obtaining the prior approval of the OTS to an amount that does not exceed Union Federal's year-to-date net income plus its retained net income for the preceding two years. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

     In addition to the foregoing, the portion of Union Federal's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by Union Federal to pay cash dividends to the Holding Company without the payment of federal income taxes by Union Federal at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by Union Federal that would result in a recapture of Union Federal's bad debt reserve or otherwise create federal tax liabilities.

                            Stock Price        Dividends
Quarter Ended                 High              Low           Per Share
---------------------      ----------       -----------       ---------
March 31, 2003               $16.94            $15.40           $.15
June 30, 2003                 18.06             16.25            .15
September 30, 2003            17.65             16.15            .15
December 31, 2003             17.95             16.53            .15

March 31, 2004                19.60             17.58            .15
June 30, 2004                 18.50             17.15            .15
September 30, 2004            18.40             17.45            .15
December 31, 2004             19.14             17.95            .15

Transfer Agent and Registrar

Computershare Investor Services LLC
P.O. Box 3504
Chicago, Illinois 60690

Corporate Counsel

Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana  46204

Independent Auditor

BKD LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46244

Shareholders and General Inquiries


The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 2004 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

         J. Lee Walden
         Chief Financial Officer
         Union Community Bancorp
         221 East Main Street - PO Box 151
         Crawfordsville, Indiana 47933


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